

December 19, 2013

Via E-mail
David Schaeffer
Chairman and Chief Executive Officer
Cogent Communications Group, Inc.
1015 31st Street N.W.
Washington, D.C. 20007

> **Re:** **Cogent Communications Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **Forms 8-K filed on February 22, May 7, August 8 and November 8, 2013**
> **File No. 001-31227**

Dear Mr. Schaeffer:

We have reviewed your letter dated November 14, 2013 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 31, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Business, page 2

1.   We note your response to prior comment 1. Please confirm that there are no conditions to cancellation of your standard contracts prior to the installation of your equipment. Also, consistent with your response to prior comment 1, please consider clarifying in future earnings calls that your backlog is cancellable up until the time of installation (i.e., your backlog is not firm) and represents an insignificant amount of revenue.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

2.   With regard to the excerpt from your most recent 10-K provided in your response, we note that your description of trends in your industry provides only a vague directional view of the changes taking place. For example, you describe declines in per megabit pricing; however, the significance of these changes cannot be discerned from your disclosures. Please explain, in greater detail, why you believe that quantitative disclosure of these measures would not be useful to an investor considering that you have indicated that megabit pricing and per unit pricing is one of the most important trends in your industry. As it relates to all of the metrics noted in prior comment 3 it remains unclear to us why you believe that disclosure of these metrics is necessary in your earnings calls yet is not necessary or useful in your filings. Please explain your basis for proving these metrics in the calls if these metrics are not useful to an investors' understanding of your business. See Section III.B.1 of SEC Release No. 33-8350**.**

Forms 8-K Filed on February 21, 2013, May 7, 2013, August 8 and November 8, 2013

EBITDA and EBITDA, as adjusted

3.   We note that you have clarified that EBITDA, as adjusted is a liquidity measure. As such, in future filings please relocate this measure within the Summary of Financial and Operation Results so that it is presented with Net cash provided by operating activities, rather than between Operating income and Net (Loss) income.

4.   We have considered the alternative presentation you proposed in response to prior comment 5. We do not believe that this presentation fully addressees our concerns. If you intend to use this presentation in future filings, please ensure that gross margin ($ and %) are clearly labeled as non-GAAP.   For example, in the Highlights section disclosure would indicate that "Non-GAAP gross margin expanded to XX."

David Schaeffer
Cogent Communications Group, Inc.
December 19, 2013
Page 3

      You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

      Sincerely,

      /s/ Stephen G. Krikorian

      Stephen G. Krikorian
      Accounting Branch Chief